Exhibit 2.1

Execution Version

NOVOZYMES BIOPHARMA DK A/S, NOVOZYMES BIOPHARMA SWEDEN AB, REPLIGEN CORPORATION AND REPLIGEN SWEDEN AB Asset Transfer Agreement

This Asset and Transfer Agreement (the “Agreement”) contains warranties that Novozymes Biopharma DK A/S (the “Seller”) and Novozymes Biopharma Sweden AB (the “Company”), on one hand, and Goldcup 7136 AB under name change to Repligen Sweden AB (the “Buyer”) and Repligen Corporation (the “Parent”), on the other hand, made to each other. These warranties were made only for the purposes of the Agreement and solely for the benefit of the Seller, the Company, the Buyer and the Parent as of specific dates, may be subject to important limitations and qualifications agreed to by the parties thereto and included in a confidential disclosure letter provided by the Seller and the Company to the Buyer and the Parent in connection with the signing of the Agreement, and may not be complete. Furthermore, these warranties may have been made for the purposes of allocating contractual risk between the Seller, the Company, the Buyer and the Parent instead of establishing these matters as facts, and may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of the filing of the Agreement by the Parent with the Securities and Exchange Commission. Accordingly, you should not rely upon the warranties contained in the Agreement as characterizations of the actual state of facts, since they were intended to be for the benefit of, and to be limited to, the parties thereto.

TABLE OF CONTENTS

1.	Background	1

2.	Definitions	1

3.	Assets	10

4.	Liabilities	13

5.	Purchase Price	14

6.	Conditions Precedent	21

7.	Closing	23

8.	Warranties of the Seller and the Company	23

9.	Warranties of the Buyer and the Parent	32

10.	Breach and Indemnification	34

11.	Covenants of the Seller and the Company	37

12.	Termination	42

13.	Announcements	43

14.	Costs	44

15.	Entire Agreement	44

16.	Amendments and Waivers	44

17.	Notices	44

18.	Assignments	46

19.	Partial Invalidity	46

20.	Governing Law and Disputes	46

APPENDICES

Appendix A	Danish Assets

Appendix B	Form of Licenses

Appendix C	Pro Forma Balance Sheet

Appendix D	Latest Estimate

Appendix E	Disclosure Letter

Appendix F	Form of Transitional Services Agreement

Appendix 3.1.1(d)	Purchased Assets – Interests in Leased and Subleased Real Property

Appendix 3.1.1(f)	Purchased Assets – Fixed Assets

Appendix 3.1.1(h)	Purchased Assets – Employees

Appendix 3.2.1(e)	Excluded Assets

Appendix 5.1.1	Purchase Price Allocation

Appendix 6.2.4	Consents, Approvals and Clearances

Appendix 8	Data Room Documents

Appendix 8.5.1	Accounts

ASSET TRANSFER AGREEMENT

This asset transfer agreement (this “Agreement”) is entered into on 27 October 2011.

AMONG:

(1)	Novozymes Biopharma DK A/S, Reg. No.29603537, a company duly incorporated and organized under the Laws of Denmark, having its registered address at KROGSHO JVEJ 36 2880 BAGSVERD GLADSAXE DENMARK G7 00000, Sweden (the “Seller”); and

(2)	Novozymes Biopharma Sweden AB, Reg. No. 556627-0830, a company duly incorporated and organised under the Laws of Sweden, having its registered address at Box 965, 220 09 Lund, Sweden (the “Company”); on one hand; and

(3)	Goldcup 7136 AB under name change to Repligen Sweden AB, Reg. No. 556869-0704, a company duly incorporated and organised under the Laws of Sweden (the “Buyer”); and

(4)	Repligen Corporation, a company duly incorporated and organised under the Laws of the State of Delaware in the United States, having its registered address at 41 Seyon Street, Building 1, Suite 100, Waltham, Massachusetts 02453, United States (the “Parent”) on the other hand.

1.	Background

1.1	All of the Purchased Assets (as defined below) and Assumed Liabilities (as defined below) are owned either by the Company or the Seller and shall be subject to transfer directly to the Buyer in accordance with the terms of this Agreement.

1.2	The Company has full title and ownership to the Swedish Assets (as defined below) and the Seller has full title and ownership to the Danish Assets (as defined below).

1.3	The Seller and the Company agree to sell and the Buyer agrees to purchase the Transferred Business (as defined below) on the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

2.	Definitions

2.1	In this Agreement, the following definitions are used:

“Accounting Principles” means IFRS with the sole exception of the Company’s Accounts;

“Accounts” means the audited annual accounts (including balance sheet, profit and loss account, cash flow statement, notes and management report (Sw. Förvaltningsberättelse) and statements from the auditor of the Company for the financial year ended on the Accounts Date in respect of the Company prepared in accordance with Swedish GAAP, attached hereto as Appendix 8.5.1;

“Accounts Date” means 31 December 2010;

“Accounts Receivable” means the accounts receivable of the Seller relating to the Business and the Company as of the Closing Date;

“Acquisition Transaction” has the meaning set forth in Section 11.4.1;

“Adjusted Excess Working Capital” has the meaning set forth in Section 5.2.1(b);

“Adjusted Shortfall Working Capital” has the meaning set forth in Section 5.2.1(a);

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise;

“Affinity Ligands” means Protein A or fragments, mutants or derivatives of Protein A including but not limited to native protein A, rPA, rSPA, and Protein Zata or other proteins that are functionally substitutable for Protein A which bind to at least one isoform of mammalian immunoglobulin with high affinity, but specifically excludes affinity ligands (such as Protein A or fragments, mutants or derivatives of Protein A) used for conjugation, fusion or linkage to a second molecule such as described in the patent applications no. WO 2009/062942 and WO2010/128033;

“Agreement” means this Asset Transfer Agreement, including all the appendices attached to it;

“Assigned Contracts” has the meaning set forth in Section 3.1.1(g);

“Assumed Liabilities” has the meaning set forth in Section 4.1.1;

“Business” means the Seller’s and the Company’s business headquartered at the Company’s facility in Lund, Sweden and all related operations, including the manufacture and supply of cell culture ingredients and Protein A affinity ligands for use in industrial cell culture, stem and therapeutic cell culture and biopharmaceutical manufacturing, and the provision of contract manufacturing services for ALK Abello A/S;

“Business Day” means a day when banks are open for general banking business in Sweden, Denmark and the United States of America;

“Buyer” has the meaning set forth in the preamble to this Agreement;

“Claim” means a bona fide claim made by the Buyer against the Seller and/or the Company in respect of a Loss;

“Closing” means the completion of the transactions contemplated by this Agreement;

“Closing Accounts” means a balance sheet of the Transferred Business, as of the close of business on the Closing Date, to be prepared in the form set forth in Appendix C and in accordance with the Accounting Principles;

“Closing Conditions” has the meaning set forth in Section 6.1;

“Closing Date” means (i) the fifth (5th) Business Day after the fulfilment of the Closing Conditions; or (ii) such other date as the Parties may agree in writing;

“Closing Working Capital” means the excess of the current assets included within the Purchased Assets over current liabilities included within the Assumed Liabilities as set forth in the Closing Accounts, which amount shall be calculated using the form set out in Appendix C in accordance with the Accounting Principles, subject to Section 5.3.2;

“Closing Working Capital Adjustment” has the meaning set forth in Section 5.2.2;

“Company” has the meaning set forth in the Background;

“Confidential Information” means any information of any kind or nature whatsoever, whether written or oral, including, without limitation, this Agreement, financial information, trade secrets, customer lists and other information, regarding the Parent, the Buyer, the Seller, the Seller Group and the Company other than information that (i) is available to the general public on the Signing Date or (ii) becomes available to the general public other than as a result of a disclosure not otherwise permissible hereunder;

“Contract” means any contract, license, sublicense, mortgage, purchase order, indenture, loan agreement, lease, sublease, agreement or instrument or any binding commitment to enter into any of the foregoing (in each case, whether written or oral).

“Danish Assets” means the Purchased Assets owned or licensed by the Seller to be purchased by the Buyer, set out in an exhaustive list, in Appendix A;

“Data Room Documents” means the documents made available to the Buyer and its advisors containing commercial, accounting, financial and legal information relating to the Seller, the Company and the Business, as listed in Appendix 8;

“Disclosure Letter” means the disclosure schedules attached hereto as Appendix E;

“Earn-out Obligation” has the meaning set forth in Section 5.4.1.1;

“Earn-out Period” means the period beginning 1 January 2012 and ending on 31 December 2012;

“Employees” mean all persons who at the Closing Date are employed by the Company;

“Encumbrance” means an option, lien, mortgage, pledge, charge, security interest of any kind or nature or any similar encumbrance;

“Environmental Laws” means all Laws relating to the protection of the environment, protection of natural resources, or the protection of public or worker health and safety and any agreements with any Governmental Authorities;

“Environmental Permits” has the meaning set forth in Section 8.13.2;

“Estimated Closing Accounts” means an estimated balance sheet of the Transferred Business, as of the Closing Date, to be prepared in the form set forth in Appendix C and in accordance with the Accounting Principles;

“Estimated Closing Working Capital” means the excess of the current assets included within the Purchased Assets over current liabilities included within the Assumed Liabilities, as set forth in the Estimated Closing Accounts, which amount shall be calculated using the form set forth in Appendix C and in accordance with the Accounting Principles, subject to Section 5.1.3;

“Excluded Assets” has the meaning set forth in Section 3.2.1;

“Excluded Liabilities” has the meaning set forth in Section 4.2.1;

“EUR” means the currency European Euros (€);

“First Transfer” has the meaning set forth in Section 5.4 of the Disclosure Letter;

“Fixed Assets” means all plant, machinery, tools, equipment and vehicles owned by the Company and used in the Business as of the Closing Date;

“Governmental Authority” means any foreign, federal, state, cantonal or local governmental commission, board, body, bureau or other regulatory authority, agency, including courts, other judicial bodies, and any stock exchange, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing;

“Hazardous Substances” means any chemicals, materials or substances defined or regulated as toxic, hazardous, a pollutant, or contaminant under any applicable Environmental Law (including petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos containing materials and polychlorinated biphenyls, Staphylococcus aureus and toxins produced by Staphylococcus aureus);

“Independent Accounting Firm” means a reputable international accounting firm to be selected by the Parties, provided that such firm shall not then be currently performing significant services for any of the Parties or the Company or, failing agreement between the Parties, such firm to be appointed by the Stockholm Chamber of Commerce;

“Industrial Cell Culture” means bioproduction technologies and processes that utilize mammalian cells (that are not part of the active biologic therapeutic) for the production of therapeutic biologics such as monoclonal antibodies, recombinant proteins and live or attenuated viral vaccines;

“Intellectual Property Rights” means the intellectual property rights, including without limitation (i) patents and patent applications and any renewals, reissues, re-examinations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of patent or patent applications, as well as all foreign counterparts to such patents and patent applications, (ii) registered and unregistered trademarks, service marks, trade names, trade dress, logos, slogans, corporate names, Internet domain names, together with any registrations and applications for registration thereof, together with all goodwill associated therewith, (iii) copyrights whether registered or unregistered, in both published and unpublished works, including, without limitation, all computer programs, manuals and other documentation and any and all registrations and applications for registration thereof, and (iv) Know-How, trade secrets and other rights under applicable Law, in know-how, inventions (whether or not patentable) and improvements thereto and confidential or proprietary information;

“Inventory” means the inventory owned by the Company or owned by the Seller and used in the Business as of the Closing Date;

“Inventory Cap” has the meaning set forth in Section 5.1.3;

“In Vitro Fertilisation” means in vitro fertilisation applications, where in vitro fertilisation is defined as the growth and development of fertilised human eggs in culture medium ex-vivo to form embryos or blastocysts;

“Key Permits” has the meaning set forth in Section 8.4;

“Know-How” means all technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, specifications, instructions, processes, formulae, materials, expertise and other technology applicable to compounds, formulations, compositions, products or to their manufacture, development, registration, use or commercialisation or methods of assaying or testing them or processes for their manufacture, formulations containing them, compositions incorporating or comprising them and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data, instructions, processes formulae, expertise and information, regulatory filings and copies thereof, relevant to the development, manufacture, use or commercialization of and/or which may be useful in studying, testing, development, production or formulation of products, or intermediates for the synthesis thereof;

“Knowledge” (or words of similar import) means the knowledge, after reasonable due inquiry, of (i) each of Mikael Bundgaard-Nielsen, Svend Licht and Gustav Silfversparre with respect to the Company and (ii) each of Thomas Stenfeldt Batchelor and David Nørby Kowalczyk with respect to the Seller;

“Latest Estimate” means the latest estimate as of 20 October 2011 for the fiscal year ending 31 December 2011 for the Business attached hereto as Appendix D, which has been prepared by the Seller and the Company using its best endeavours to calculate an EBITDA estimate for the fiscal year ended 31 December 2011 taking into consideration its normalized level after the Reorganisation;

“Law” means any law, statute, ordinance, code, rule, Order, regulation or other requirement enacted, entered, promulgated or issued by any Governmental Authority;

“Liability” means any liability, debt, obligation, deficiency, Tax, penalty, assessment, fine, claim, cause of action or other loss, fee, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted;

“Loss” means any direct damages, liabilities, losses, claims, diminution in value, obligations, liens, assessments, judgments, Taxes, fines, penalties, reasonable costs and expenses (including reasonable legal fees), but excluding any indirect or consequential damage, loss or expense, as the same are incurred, of any kind or nature whatsoever (whether or not arising out of third party claims and including all amounts paid in investigation, defence or settlement of the foregoing);

“Material Adverse Effect” means a material adverse effect on the condition of the Transferred Business’ assets, liabilities or conditions (financial or otherwise)

or results of operations or prospects of the Transferred Business taken as a whole or the ability of the Seller and/or the Company to consummate the transactions contemplated hereby, except any such effect resulting from or arising in connection with (i) this Agreement or any transactions contemplated hereby or the announcement hereof (ii) change or conditions affecting the industry generally that do not disproportionately affect the Transferred Business or (iii) changes in economic, regulatory or political conditions generally that do not disproportionately affect the Transferred Business;

“Material Agreements” has the meaning set forth in Section 8.7.1;

“Milestone Payments” has the meaning set forth in Section 5.4.2.1;

“Milestone Period” means (i) the period beginning 1 January 2012 and ending on 31 December 2013 or (ii) the period beginning on 1 January 2014 and ending on 31 December 2014;

“Net Revenues” means the gross invoice price (excluding import Taxes, export Taxes, excises, sales Taxes, value added, consumption Taxes, duties or other similar Taxes imposed upon and paid with respect to such sales) of all Transferred Products manufactured by the Transferred Business and sold in an arm’s length transaction by the Buyer with respect to the Transferred Business or any of its Affiliates to the first unrelated third party after deducting, if not previously deducted, from the amount invoiced or received:

(a)	Trade and quantity discounts other than early payment cash discounts, returns, rebates, chargebacks, similar fees and other allowances;

(b)	Retroactive price reductions that are actually allowed or granted; and

(c)	Sales commissions paid to unrelated third party distributors and/or selling agents, in amounts customary to the trade and to the extent allocable to the Transferred Products.

All of the foregoing shall be determined in accordance with the Parent’s regular accounting methods consistently applied;

“Non-continuing Employees” has the meaning set forth in Section 11.6;

“Normalised Working Capital” means 69,200,000 SEK;

“Order” means any legally binding award, injunction, judgment, order, ruling, subpoena, or verdict or other decision entered, issued, made, or rendered by any Governmental Authority;

“Parent” has the meaning set forth in the preamble to this Agreement;

“Party” means the Seller, the Company, the Parent or the Buyer and “Parties” means the Seller, Company, the Parent and the Buyer, collectively;

“Person” means any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity, or any Governmental Authority or political subdivision thereof;

“Prepaid Expenses” means the prepaid expenses of the Transferred Business as at the Closing Date;

“Pro Forma Balance Sheet” means the unaudited balance sheet of the Transferred Business as of 30 September 2011, as attached hereto as Appendix C prepared in accordance with the Seller’s and the Company’s Accounting Principles and general normal month end closing procedures for the Seller’s Group taking into consideration that the balance sheet has been prepared especially for the transactions consummated by this Agreement and not within the ordinary course of business;

“Purchase Price” has the meaning set forth in Section 5.1.1;

“Purchased Assets” has the meaning set forth in Section 3.1.1 and 3.1.2;

“Real Property Leases” has the meaning set forth in Section 8.14.1;

“Reorganisation” has the meaning set forth in Section 8.11;

“Revenues Statement” has the meaning set forth in Section 5.4.2.2;

“Second Transfer” has the meaning set forth in Section 5.4 of the Disclosure Letter;

“SEK” means Swedish kronor;

“Seller” has the meaning set forth in the preamble to this Agreement;

“Seller Group” means the Seller and all companies, partnerships or other forms of legal entities directly or indirectly now or hereafter controlled by, or under common control with the Seller;

“Seller Licenses” has the meaning set forth in Section 3.1.1(b);

“Signing Date” means the date of this Agreement;

“Software” has the meaning set forth in Section 8.15.3;

“Stem Cell and Therapeutic Cell Culture” means the branch of medicine that utilizes mammalian cells to repair or replace diseased or damaged tissue or the function of diseased or damaged tissue in the human body, where the cells in these types of therapies are or form part of the active component that confers the therapeutic effect, including but not limited to autologous or allogeneic stem cells, terminally or partially differentiated embryonic, adult or induced pluripotent stem cells, primary cells, cell lines, engineered tissue constructs, or combination therapies consisting of mammalian cells and other biologic or medical device components;

“STIBOR” means, in relation to a particular period, the Stockholm interbank offered rates for deposits of the currency in question for a period of 360 days at or about 11.00 a.m. (Stockholm time) on the second Business Day prior to such period as displayed on the relevant Reuters page (or on a comparable page in another information system) or, if such interest rate is not shown or quoted as described above for the said period, the interest rate per 360 days for deposits of the currency in question in an equal amount offered to banks in the Stockholm interbank market for a period of 360 days;

“Swedish Assets” means all of the Purchased Assets owned by the Company to be purchased by the Buyer;

“Target Sales” has the meaning set forth in Section 5.4 of the Disclosure Letter;

“Taxes” means income taxes, duties, charges and withholding taxes and any other taxes imposed by any tax authority, including penalties and interest relating to such taxes;

“Third Party Claim” means any claim by a third party (including Tax and other authorities) against the Company, the Parent or the Buyer;

“Third Transfer” has the meaning set forth in Section 5.4 of the Disclosure Letter;

“Transaction Documents” has the meaning set forth in Section 8.1.1;

“Transfer Completion Date” means 31 December 2013;

“Transferred Business” means the Purchased Assets and the Assumed Liabilities;

“Transferred Products” means:

(a)	rTransferrin identified as SEQ ID No2 in the patent designated WO 2008/152140;

(b)	LONG®EGF; and

(c)	LONG®TGF-a;

“Transitional Services Agreement” means the agreement between the Seller and the Company on one side and the Buyer on the other side in substantially the form set forth in Appendix F; and

“Warranties” means the warranties (Sw. garantier) of the Seller set out in Section 8.

2.2	In this Agreement, save where the context otherwise requires, words in the singular shall include the plural, and vice versa.

3.	Assets

3.1	Purchased Assets

3.1.1	Upon the terms and subject to the conditions set out in this Agreement, at the Closing, the Company agrees to sell and the Buyer agrees to purchase all assets, properties, rights, titles and interests of every kind or nature owned, leased, licensed or otherwise held by the Company (including indirect and other forms of beneficial ownership) as of the Closing Date, and in any case, belonging to or intended to be used in the Business, whether tangible, intangible, real or personal and wherever located, including without limitation all of the following assets, but excluding all Excluded Assets and Excluded Liabilities, as further detailed below and on Appendix 3.1.1 (together with the assets, properties, rights, titles and interests set forth in Section 3.1.2, the “Purchased Assets”):

(a)	the Business as a going concern;

(b)	the goodwill, if any, relating to the Business;

(c)	all Accounts Receivable, notes receivable and other amounts receivable from third parties, including customers and employees, and all correspondence with respect thereto;

(d)	all interests in leased or subleased real estate listed on Appendix 3.1.1(d), including the Real Property Leases;

(e)	all Inventory, work in progress and raw material;

(f)	all Fixed Assets, including such assets scheduled on Appendix 3.1.1(f);

(g)	except for any Excluded Assets or Excluded Liabilities and subject to Sections 3.1.5, 3.6 and 11.6, all rights and obligations arising after the Closing existing under all Contracts to which the Company is a party or to which the Seller is a party if any such Contract relates to the Business, including, without limitation each Material Agreement (collectively, the “Assigned Contracts”);

(h)	subject to Section 11.6, all rights to the employment of the Employees, including those individuals set forth in Appendix 3.1.1(h) attached hereto;

(i)	all records of Taxes and employer’s fees relating to all the Employees duly completed and up to date, covering the three (3) financial years preceding the Accounts Date;

(j)	all lists and records pertaining to customer accounts (whether past or current), suppliers, distributors, personnel and agents of the Business (including without limitation a list of all the customers of the Business during the last two years);

(k)	a list of potential customers of the Business to which outstanding quotations have been given as at the Closing Date;

(l)	a list of unfulfilled orders of the Business as at the Closing Date;

(m)	all claims, deposits, prepayments, Prepaid Expenses, warranties, guarantees, refunds, causes of action, rights of recovery, rights of setoff and rights of recoupment of every kind and nature (including rights to insurance proceeds) which relate to the Business, except for any of the foregoing to the extent they relate to Excluded Assets or Excluded Liabilities;

(n)	all Intellectual Property Rights owned or otherwise held by the Company as part of the Business;

(o)	all licenses, consents, permits and authorisations necessary for the Company to carry on the Business, including the Key Permits, and all material product (including software) registrations, accreditations and other certifications required for the Business;

(p)	all insurance, warranty and condemnation net proceeds received after the Closing Date with respect to damage, non-conformance of or loss to the Purchased Assets;

(q)	all plans, instructional and promotional material, sales publications, advertising materials, terms and conditions of sale and other technical material and sales matter which relate to the Business, together with any plates, blocks, negatives and similar material relating to them (without retaining any copies thereof);

(r)	except to the extent they relate to Excluded Assets or Excluded Liabilities, all computer programs, copies of books (other than minute books relating to board meetings, shareholders’ meetings and statutory books), copies of books of account, copies of records (including tax records, payroll records and income records), copies of ledgers, originals of files, documents, correspondence, lists, studies and reports and other printed or written materials which relate to the Business, to the extent such information and documentation exists; provided that, the Company shall retain the originals in cases where the Buyer obtains copies and the Company shall retain copies in cases where the Buyer obtains the originals for the purpose of safeguarding legal auditing requirements;

(s)	the value added Tax records of the Business covering the three (3) financial years preceding the Accounts Date; and

(t)	all other assets of any kind or nature of the Company, as applicable, which relate to the Business other than the Excluded Assets or Excluded Liabilities.

3.1.2	Upon the terms and subject to the conditions set out in this Agreement, at the Closing, the Seller agrees to sell and the Buyer agrees to purchase the Danish Assets, as exhaustively listed in Appendix A and included in the definition of Purchased Assets.

3.1.3	The Purchased Assets shall be transferred to the Buyer on the Closing Date free and clear from any Encumbrances.

3.1.4	If, following the Closing Date, any amounts due to the Buyer in relation to the Transferred Business are mistakenly paid directly to the Seller or the Company, the Company shall refund said amount forthwith to the Buyer as soon as reasonably possible but in all circumstances within five (5) Business Days of receipt. Furthermore, if, following the date hereof, any amounts due to the Seller or the Company are mistakenly paid directly to the Buyer, the Buyer shall refund said amount forthwith to the Seller or the Company as soon as reasonably possible but in all circumstances within five (5) Business Days of receipt. In the event that (a) the Parent or the Buyer by mistake pays any amount which should have correctly been paid by the Seller or the Company, the Parent or the Buyer, as applicable, shall be reimbursed accordingly but in all circumstances within five (5) Business Days of such payment or (b) the Seller or the Company by mistake pays any amount which should have correctly been paid by the Parent or the Buyer, the Seller or the Company, as applicable, shall be reimbursed accordingly but in all circumstances within five (5) Business Days of such payment.

3.1.5	Should any such assets, rights or properties be discovered related to the Business that were previously omitted from the Purchased Assets, these assets, rights and properties shall forthwith be promptly transferred by the Seller or the Company, as the case may be, to the Buyer without any additional compensation to the Company or the Seller. Similarly, if any assets, rights or properties have been transferred to the Buyer which should have remained with the Seller or the Company, then, to the extent not related to the Business, these assets, rights and properties shall be promptly returned by the Buyer to the Seller or the Company, as the case may be, without any penalty on the Buyer or the Parent.

3.1.6

Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Contract if an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of the Buyer or the Company or the Seller, as the case may be, thereunder. The Company or the Seller, as the case may be, and the Buyer will use their reasonable best endeavours (but without the requirement of any payment of money by the Company, the Seller or the Buyer) to obtain the consent of the other parties to any such Contract for the assignment thereof to the Buyer as the Buyer may request. With the exception of employment Contracts with Employees which are subject to Section 11.6, unless and until such consent is obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of the Company or the Seller, as applicable, thereunder so that the Buyer would not in fact receive all rights under such Contract, the Company or the Seller, as applicable, and the Buyer will cooperate in an arrangement under which the Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-licensing, or subleasing to the Buyer, or under which the Company or the Seller, as applicable, would enforce, at the Buyer’s expense, for the benefit of the Buyer, with the Buyer assuming at the Buyer’s expense the Company’s or the Seller’s obligations, as applicable, any and all rights of the Company or the Seller, as applicable, against a third party thereto. With the exception of employment Contracts with Employees which are subject to Section 11.6, the Company or the Seller, as the case may be, will promptly pay to the Buyer when received all monies received by the Company or the Seller under any such Contract, and the Buyer shall pay, defend, discharge and perform all Liabilities under such Contracts.

3.2	Excluded Assets

3.2.1	Notwithstanding Section 3.1, the following assets of the Business are expressly excluded from the purchase and sale contemplated hereby (the “Excluded Assets”) and, as such, are not included in the assets to be conveyed as contemplated hereby:

(a)	all cash and cash equivalents;

(b)	any intercompany receivables or intercompany assets of any kind or nature;

(c)	all bank accounts;

(d)	those amounts listed under the headings “prepaid Taxes” and “Tax assets” as set forth on the Closing Accounts up to and not in excess of the amounts set forth on the Closing Accounts; and

(e)	the assets set forth in Appendix 3.2.1(e).

4.	Liabilities

4.1	Assumed Liabilities

4.1.1	At the Closing, the Buyer shall assume and shall agree to pay, defend, discharge and perform as and when due and performable the following specific Liabilities of the Business as further detailed below (the “Assumed Liabilities”):

(a)	those amounts listed under the headings “accounts payable,” “VAT and withheld Taxes” and “Employee liabilities” as set forth on the Closing Accounts up to and not in excess of the amounts set forth on the Closing Accounts;

(b)	subject to Section 11.6, the obligations of the Company or the Seller, as applicable, under the Assigned Contracts, but only to the extent such obligations: (i) arise after the Closing Date; (ii) do not arise from or relate to any breach by the Company or the Seller, as applicable, of any provision of any of the Assigned Contracts; (iii) do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach by the Company, the Seller, the Buyer or any of their respective Affiliates of any of the Assigned Contracts; and (iv) are ascertainable solely by reference to the express terms of the Assigned Contracts;

(c)	any cost or liability incurred by the Company arising out of its obligation under Real Property Lease dated 29 November 2005 as set out in Appendix 3.1.1(d) to reinstate the premises upon its termination;

(d)	any cost or liability incurred by the Company in relation to the Non-continuing Employees as further specified in Section 11.6.3 below; and

(e)	any cost or liability incurred by the Company or the Seller arising out of their respective obligations in the transfer of the Key Permits.

4.2	Excluded Liabilities

4.2.1	Except for the Assumed Liabilities, the Buyer shall not assume or be bound by any obligations or Liabilities of the Company, the Seller or any of their respective Affiliates of any kind or nature whatsoever, whether known, unknown, accrued, absolute, contingent or otherwise, now existing or hereafter arising. Except for the Assumed Liabilities, all such other Liabilities shall be retained by and remain Liabilities of the Company or the Seller, as applicable (all such Liabilities not being assumed are herein referred to as the “Excluded Liabilities”) as further exemplified in Appendix C.

5.	Purchase Price

5.1	The Purchase Price

5.1.1

The Purchase Price shall be equal to an amount in cash equal to EUR 17,000,000, (i) decreased by the amount, if any, by which the Estimated Closing Working Capital is less than the Normalised Working Capital, or (ii) increased by the amount, if any, by which the Estimated Closing Working Capital is more than the Normalised Working Capital (such calculated amount, the “Purchase Price”). While final accounting treatment may vary with local accounting requirements, the Parties agree that the allocation of Purchase Price between the Swedish and the Danish Assets is set out in Appendix 5.1.1.

5.1.2	No later than five (5) Business Days prior to the date on which Closing is scheduled to occur, the Company shall furnish to the Buyer the Estimated Closing Accounts, which shall include an account of the Estimated Closing Working Capital, prepared in accordance with Appendix C taking the Accounting Principles into consideration.

5.1.3	Notwithstanding anything to the contrary in this Agreement, under no circumstances shall the value of the Inventory purchased by the Buyer under this Agreement be ascribed a value in excess of 65,000,000 SEK (the “Inventory Cap”) for the purpose of calculating the Estimated Closing Working Capital; provided that the Inventory Cap shall fall away if the Closing Date does not occur prior to 1 January 2012.

5.1.4	The Purchase Price as regards the Swedish Assets shall be paid in EUR by the Buyer on the Closing Date in immediately available funds to the account the Company shall designate in writing or by e-mail at least three (3) Business Days prior to the Closing Date.

5.1.5	The Purchase Price as regards the Danish Assets shall be paid in EUR by the Buyer on the Closing Date in immediately available funds to the account the Seller shall designate in writing or by e-mail at least three (3) Business Days prior to the Closing Date.

5.2	Purchase Price Adjustment

5.2.1	Upon determination of the Closing Working Capital, the Purchase Price shall be adjusted as follows:

(a)	if the Closing Working Capital is less than the Estimated Working Capital, the Seller shall pay to the Buyer an amount equal to such shortfall (the “Adjusted Shortfall Working Capital”); or

(b)	if the Closing Working Capital exceeds the Estimated Working Capital, the Buyer shall pay to the Seller an amount equal to such excess (the “Adjusted Excess Working Capital”).

5.2.2

Payment of the Adjusted Shortfall Working Capital or Adjusted Excess Working Capital in accordance with Section 5.2.1 (the “Closing Working Capital Adjustment”) shall be made by transfer of immediately available funds within five (5) Business Days after the date of the final determination of the Closing Working Capital, together with interest thereon from the Closing Date until the date of payment calculated at STIBOR plus one (1) percentage unit. Payment of the Closing Working Capital Adjustment shall be made in EUR, adjusted from SEK to EUR in accordance with the exchange rate reported by the Eastern Edition of The Wall Street Journal on the Closing Date. Payment shall be made to the account that the Seller or the Buyer, as applicable, shall designate in writing or by e-mail to such other Party within two (2) Business Days after the date of the final determination of the Closing Working Capital.

5.3	Closing Accounts

5.3.1	As soon as reasonably practicable, but not later than sixty (60) Business Days after the Closing Date, the Buyer shall deliver to the Seller the Closing Accounts which shall include a statement of the Closing Working Capital. The Closing Accounts shall be prepared using the form set out in Appendix C in accordance with the Accounting Principles.

5.3.2	Notwithstanding anything to the contrary in this Agreement, under no circumstances shall the value of the Inventory purchased by the Buyer under this Agreement be ascribed a value in excess of the Inventory Cap for the purpose of calculating the Closing Working Capital.

5.3.3	Within thirty (30) Business Days after receipt of the Closing Accounts, the Seller and/or the Company may deliver to the Buyer a written statement setting forth in detail those items and amounts in the Closing Accounts with which the Seller and/or the Company disagrees with the Buyer, including a separate statement setting out the Seller and/or the Company’s proposal for the Closing Working Capital and the Seller and/or the Company’s calculation thereof.

5.3.4	In the event that the Seller and/or the Company does not deliver such written statement to the Buyer within the period set forth in Section 5.3.3 or, if such statement from the Seller and/or the Company is delivered, to the extent that the statement does not include any disagreement on items and amounts, the Seller and the Company shall be deemed to have accepted Closing Accounts from the Buyer.

5.3.5	If the Seller and/or the Company objects to the Buyer’s Closing Accounts and if the Buyer does not agree with the Seller and/or the Company’s submitted statement (it being agreed that the failure of the Buyer to deliver written notice to the Seller or the Company of the Buyer’s disagreement with the Seller and/or the Company’s objections within fifteen (15) Business Days of receipt of such objections shall be deemed as acceptance by the Buyer), and such objections are not resolved on a mutually agreeable basis within thirty (30) Business Days after the Buyer’s receipt thereof, any disagreement between the Parties regarding the same shall be resolved in the following manner:

(a)	upon a written request by either Party, be referred for expert determination to the Independent Accounting Firm. The Independent Accounting Firm shall make its decision to the Parties in a written report within sixty (60) Business Days of its appointment;

(b)	the Independent Accounting Firm shall consider only those amounts and items as to which the Seller and the Buyer have disagreed and the decision of the Independent Accounting Firm shall in no event be greater than the largest amount of the Adjusted Shortfall Working Capital or Adjusted Excess Working Capital proposed by the Seller and the Company, or the Buyer, respectively.

5.3.6	The Independent Accounting Firm shall act in its capacity as an expert and not as an arbitrator. The Closing Working Capital Adjustment determined by the Independent Accounting Firm shall be final and binding upon the Parties. Each Party shall bear the fees, costs and expenses of its own accountants in connection the preparation of its Closing Accounts, and other actions contemplated by this Section 5.3. If the absolute value of the difference between (a) the Closing Working Capital Adjustment calculated by the Independent Accounting Firm and (b) the Closing Working Capital Adjustment calculated by the Buyer is greater than or equal to five percent (5%) of the Closing Working Capital Adjustment calculated by the Independent Accounting Firm, then the Buyer or the Parent shall bear all fees, costs and expenses of the Independent Accounting Firm. If the absolute value of the difference between (i) the Closing Working Capital Adjustment calculated by the Independent Accounting Firm and (b) the Closing Working Capital Adjustment calculated by the Seller is less than five percent (5%) the Closing Working Capital Adjustment calculated by the Independent Accounting Firm, then the Seller shall bear all fees, costs and expenses of the Independent Accounting Firm.

5.4	Additional Payment Obligations

5.4.1	Earn-out Obligation

5.4.1.1	Subject to continued compliance with the terms of Section 11.5, the Buyer shall pay to the Company (unless the Company assigns such right to the Seller), if and to the extent earned, EUR 1,000,000 million if the Transferred Business (wherever operated by the Buyer or the Parent) achieves the Target Sales over the Earn-out Period (the “Earn-out Obligation”).

5.4.1.2	The Earn-out Obligation, if any, shall be paid to the Company by the Buyer or the Parent, as the case may be, no later than 31 March 2013. The Parties acknowledge that the Earn-out Obligation shall accrue no interest from the Closing Date to the due date specified above.

5.4.1.3	Nothing contained herein shall in any way limit the Parent’s or the Buyer’s ability to manage, control and run, in good faith, the Transferred Business; provided, however, that during the Earn-out Period, neither the Parent or the Buyer nor any of their respective Affiliates, using their reasonable commercial efforts, shall take any other actions outside the ordinary course of business with the actual knowledge that such actions reduce payments under the Earn-out Obligation. The Parent and the Buyer shall, at their sole discretion, be entitled to pay the Earn-out Obligation to the Company before the Earn-out Period has expired if either the Parent or the Buyer wish to be released from the obligations set forth above.

5.4.2	Milestone Payments

5.4.2.1	Subject to continued compliance with the terms of Section 11.5, the Buyer shall pay to the Seller the “Milestone Payments” as provided in this Section 5.4.1, if and to the extent earned.

5.4.2.2	The Milestone Payments are only related to the Swedish Assets and shall be determined and paid, to the extent earned, in the following manner:

As promptly as practicable after the end of each calendar year at the end of each Milestone Period, the Buyer shall prepare a statement which shall set forth the Net Revenues (the “Revenues Statement”) for the applicable Milestone Period. The Buyer shall deliver each Revenues Statement to the Company by 15 March of the calendar year of determination thereof. The Milestone Payments to be paid by the Buyer to the Company (unless the Company assigns such right to the Seller) over the Milestone Period, if earned, shall be:

(i)	One payment for the first Milestone Period (combined calendar years 2012 and 2013) equal to EUR 1,000,000 in the aggregate if the Transferred Business (wherever operated by the Buyer or the Parent) achieves an amount equal to or greater than EUR 1,500,000 in cumulative Net Revenues from the sale of the Transferred Products for the combined calendar years 2012 and 2013; and

(ii)	One payment for the second Milestone Period (calendar year ended 2014) equal to EUR 1,000,000 if the Transferred Business (wherever operated by the Buyer or the Parent) achieves EUR 2,100,000 in cumulative Net Revenues from the sale of the Transferred Products during calendar year 2014.

5.4.2.3	The Buyer agrees to (a) provide the Seller and the Company with sufficient access and information and (b) to co-operate and assist in the same manner as set out in Section 11.2, in order to enable the Seller and the Company to jointly verify each Revenues Statement which shall for the purpose of this Section also include the Earn-out Obligation. If the Buyer and the Company are unable to agree on the Revenues Statement within fifteen (15) Business Days following the delivery of the Revenues Statement to the Company, then either Party may refer the matter to the Independent Accounting Firm to assist the Parties in verifying the Revenues Statement at such referring Party’s expense. However, should the Parties not agree on the Independent Accounting Firm’s determination of the Revenues Statement, either Party may refer the matter and the overall determination to arbitration pursuant to Section 20.2-20.4 within thirty (30) Business Days after the engagement of the Independent Accounting Firm on such matter; provided that the prevailing party in such arbitration shall be entitled to payment by the non-prevailing party of the prevailing party’s legal fees and disbursements, arbitration costs, and other expenses of protecting its interests hereunder

5.4.2.4	The Milestone Payments, if any, shall be paid to the Company by the Buyer or the Parent, as the case may be, no later than five (5) Business Days after the latest of (i) the date of delivery to the Company of the Revenues Statement, (ii) the date the Buyer and the Company agree on a joint resolution, or (iii) if the matter is referred to arbitration, the date the Milestone Payments is finally determined by the arbitrator. The Parties acknowledge that the Milestone Payments shall accrue no interest from the Closing Date to the due date specified above.

5.4.2.5	Nothing contained herein shall in any way limit the Parent’s or the Buyer’s ability to manage, control and run, in good faith, the Transferred Business; provided, however, that during the Milestone Period, neither the Parent or the Buyer nor any of their respective Affiliates, using their reasonable commercial efforts, shall take any other actions outside the ordinary course of business for the purpose of reducing the Milestone Payments. The Parent and the Buyer shall, at their sole discretion, be entitled to pay the Milestone Payments to the Company before the Milestone Period has expired if either the Parent or the Buyer wish to be released from the obligations set forth above.

5.4.3	Technology Transfer

5.4.3.1	The Seller shall use its reasonable best endeavours to implement the transfer of Know-How and validation of the processes relating to the formulation, manufacture and development of each of the Transferred Products in accordance with the terms and conditions of licenses in the form attached hereto as Appendix B as promptly as practical following the Closing. Any transfer described in this Section 5.4.3 is related to the Danish Assets.

5.4.3.2	Following the successful completion of the First Transfer by the Transfer Completion Date, the Buyer shall make a cash payment of EUR 500,000 to the Seller within fifteen (15) Business Days of the completion of such transfer, subject to continued compliance with the terms of Section 11.5; provided that the Buyer and the Seller shall use reasonable endeavors to extend the Transfer Completion Date in the event of material delays caused by major deviations during the consistency runs preventing release of material.

5.4.3.3	Following the successful completion of the Second Transfer by the Transfer Completion Date, the Buyer shall make a cash payment of EUR 250,000 to the Seller within fifteen (15) Business Days of the completion of such transfers, subject to continued compliance with the terms of Section 11.5; provided that the Buyer and the Seller shall use reasonable endeavors to extend the Transfer Completion Date in the event of material delays caused by major deviations during the consistency runs preventing release of material.

5.4.3.4

Following the successful completion of the Third Transfer by the Transfer Completion Date, the Buyer shall make a cash payment of EUR 250,000 to the Seller within 15 Business Days of the completion of such transfers, subject to continued compliance with the terms of Section 11.5; provided that the Buyer and the Seller shall use reasonable endeavors to extend the Transfer Completion Date in the event of material delays caused by major deviations during the consistency runs preventing release of material.

5.4.3.5	The Buyer and the Parent undertake to maintain and keep available all required and adequate resources in order to fulfill the procedures set out in this Section 5.4.3 in order to effect the transfers stipulated herein.

5.4.4	The Parties hereby agree that any Earn-out Obligation, Milestone Payments or any of the payments contemplated by Sections 5.4.3.2 to 5.4.3.4 that are paid hereunder shall be deemed additional consideration paid by the Buyer in respect of the Transferred Business.

5.4.5	The Buyer has the option of setting off all or any part of any obligation owed by the Seller to the Buyer pursuant to the terms of this Agreement against any Earn-out Obligation, Milestone Payments or any of the payments contemplated by Sections 5.4.3.2 to 5.4.3.4 actually owed to the Seller or the Company, as the case may be, by the Buyer by notifying the Seller or the Company, as the case may be, that the Buyer is reducing the amount of such additional payment by the amount of such obligation of the Seller.

5.4.6

Since the transfer of the Swedish Assets under this Agreement refers to the transfer of an entire business, the Parties have assessed that value added Taxes shall not be payable on the Purchase Price allocated to the Swedish Assets. If, however, the Swedish Tax authorities should consider that value added Taxes shall be charged in relation to the Swedish Assets, the Buyer shall reimburse the Company for any value added Tax payable within thirty (30) days from receiving an invoice from the Company in the form and substance necessary for the Buyer to be able to deduct the value added Taxes. The Buyer hereby agrees to assume the right and obligation under Chapter 8 a, Section 11 of the Swedish VAT Act (1994:200) to adjust input value added Taxes attributable to investments in the Lund facility made by the Company, or a former possessor of the facility, from 2002 and onwards. Five (5) Business Days before Closing, the Company shall issue a value added Taxes adjustment document under Chapter 8 a, Section 15 of the VAT Act (1994:200) to the Buyer. The document shall specify all input value added Taxes attributable to investments in the Lund facility made by the Company from 2002 and onwards. Should the Company have received a value added Taxes adjustment document from a former possessor of the Lund facility, a copy of the document should be enclosed the value added Taxes adjustment document issued by the Company. Should no value added Taxes adjustment document be issued or, if the information in the document proves to be incorrect or incomplete or, if a copy of a value added Taxes adjustment document the Company has received from a former possessor of the premises is not enclosed, the Company shall reimburse the Buyer for any input value added Taxes the Buyer might have to adjust. Such reimbursement shall cover input value added Taxes, interest and tax penalties. The Parties have assessed that value added Taxes shall not be payable on the Purchase Price allocated to the Danish Assets.

If, however, the Danish Tax authorities should consider that value added Taxes shall be charged in relation to the Danish Assets, the Buyer shall reimburse the Seller for any value added Tax payable within thirty (30) days from receiving an invoice from the Seller in the form and substance necessary for the Buyer to be able to deduct the value added Taxes or have the value added Taxed repaid (as applicable).

6.	Conditions Precedent

Each Party undertakes to use its commercially reasonable endeavours to satisfy the Closing Conditions as promptly as practicable and to complete the transactions contemplated by this Agreement in accordance with the terms of this Agreement as promptly as practicable.

6.1	The respective obligations of the Buyer and the Parent, on the one hand, and the Seller and the Company, on the other hand, to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or, where possible, the waiver by the relevant Party of the following closing conditions (together with the conditions set forth in Sections 6.2 and 6.3, the “Closing Conditions”):

6.1.1	No Law shall have been enacted, promulgated, entered, issued or enforced by any court or Governmental Authority that would have the effect of making the transactions contemplated by this Agreement illegal or otherwise restrain or prohibit the consummation of such transactions.

6.1.2	No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or any other Governmental Authority and shall remain in effect.

6.2	The obligations of the Parent and the Buyer to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or, where possible, the waiver of the following Closing Conditions:

6.2.1	The Warranties set forth in Section 8 in respect of the Seller and the Company are true and correct in all material respects as of the Signing Date, except that those Warranties that are qualified by materiality, Material Adverse Effect, or similar phrase shall be true and correct in all respects as of the Signing Date.

The Warranties set forth in Section 8 in respect of the Seller and the Company shall be true and correct in all material respects as of the Closing Date, except (a) that those Warranties that are qualified by materiality, Material Adverse Effect or similar phrase shall be true and correct in all respects as of the Closing Date and (b) for inaccuracies in the Warranty set forth in Section 8.5.4, the underlying circumstance(s) do not or would not reasonably be expected to result in a Material Adverse Effect.

6.2.2	The Seller and the Company shall have performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed or complied with by the Seller or the Company, as applicable, at or prior to the Closing Date.

6.2.3	No Material Adverse Effect shall have occurred between the Signing Date and the Closing.

6.2.4	The Seller or the Company has obtained all consents, approvals and clearances set forth on Appendix 6.2.4, including:

(a)	all notices, consents and approvals required in respect of the agreements set forth on Appendix 6.2.4(a);

(b)	all consents, approvals and clearances enabling the Key Permits to be transferred in substantially their current form from the Company to the Buyer, and

(c)	all consents, approvals and clearances enabling the Real Property Leases to be transferred in their current forms from the Company to the Buyer.

6.2.5	At the Closing, the Purchased Assets shall be transferred from the Seller or the Company, as applicable, to the Buyer, all in accordance with the terms and conditions of Section 3.1 with Appendix A updated for changes that occur in the ordinary course of business and in compliance with this Agreement between the Signing Date and the Closing Date and are to be reflected in the Closing Accounts.

6.2.6	As of the Closing, the Seller shall have delivered, or cause to be delivered, to the Buyer:

(a)	evidence satisfactory to the Buyer that the conditions set forth in Sections 6.2.1 and 6.2.2 have been fulfilled;

(b)	executed versions of the Seller Licenses;

(c)	an executed version of the Transitional Services Agreement; and

(d)	certificates executed by at least one board member of each of the Seller and the Company certifying copies of actions taken by the board of directors and, if applicable, shareholders of each of the Seller and the Company authorizing the appropriate officers of the Seller and the Company to execute and deliver this Agreement and all ancillary agreements, documents and instruments executed by the Seller and the Company pursuant hereto, and to perform the obligations and to consummate the transactions contemplated hereby and thereby, including, without limitation the transfer of the Purchased Assets to the Buyer.

6.3	The obligations of the Seller and the Company to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or, where possible, the waiver of the following Closing Conditions:

6.3.1	The warranties set forth in Section 9 in respect of the Parent and the Buyer are true and correct in all material respects as of the Signing Date and the Closing Date except that those warranties that are qualified by materiality or similar phrase shall be true and correct in all respects as of each of the Signing Date and the Closing Date.

6.3.2	The Parent and the Buyer shall have performed and complied with, in all material respects, all covenants and agreements required by this Agreement to be performed or complied with by the Parent and the Buyer on or prior to the Closing.

6.3.3	In accordance with Sections 5.1.4 and 5.1.5, the Buyer shall, at the Closing pay the Purchase Price in cash by wire transfer of immediately available funds to two (2) accounts, which accounts shall be designated by the Seller and the Company no less than three (3) Business Days prior to the Closing Date.

6.3.4	At the Closing, the Buyer shall have delivered to the Seller evidence satisfactory to the Seller that the conditions set forth in Sections 6.3.1 and 6.3.2 have been fulfilled.

7.	Closing

Closing shall take place at the offices of Advokatfirman Vinge KB at Östergatan 30, 203 13 Malmö, Sweden, at 1 p.m. Swedish time on the Closing Date.

8.	Warranties of the Seller and the Company

Prior to the Signing Date, the Buyer has conducted a due diligence review with respect to the Transferred Business together with the Buyer’s professional advisors. The Buyer and the Buyer’s professional advisors have reviewed the Data Room Documents and have received requested commercial, accounting, financial and legal documentation relating to the Transferred Business. Furthermore, the Buyer and the Buyer’s professional advisors have, during the occurrence of meetings with the management of the Seller and the Company, received additional commercial, accounting, financial and legal information in oral and in written form regarding the Transferred Business. For the avoidance of doubt, however, the occurrence of such due diligence review or the information disclosures made in connection therewith shall not be deemed to limit the Seller’s or the Company’s liability under this Agreement unless expressly and specifically stated in Section 10.2 of this Agreement.

Subject to the disclosures made by the Seller and the Company as set forth in the Disclosure Letter, the Seller and the Company jointly and severally make the following Warranties, all of which are made as of the Signing Date or such other date or period of time as explicitly stated below.

8.1	Corporate Existence and Power; Subsidiaries

8.1.1	Each of the Seller and the Company is (a) duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of organisation, (b) duly qualified in each jurisdiction as required by Law to conduct business as conducted as at the Signing Date and (c) has the requisite corporate power and authority to enter into and perform this Agreement and any other undertaking to be executed by the Seller or the Company pursuant to this Agreement (together with the Agreement, the “Transaction Documents”).

8.1.2	Each of the Seller and the Company has not filed (or have had filed against it) any petition for its winding-up, is not insolvent within the meaning of applicable Laws, rules or regulations or similar requirements, and has not made any assignment in favour of its creditors, nor has any petition for receivership or any administration order been presented in respect of the Seller or the Company. Each of the Seller and the Company has not initiated any proceedings with respect to a compromise or arrangement with its creditors or for the dissolution, liquidation or reorganisation of the Seller or the Company or the winding-up or cessation of the Transferred Business. No receiver or administrative receiver or liquidator has been appointed in respect of the Company, the Seller or any of their respective material assets, including, without limitation, the Transferred Business.

8.1.3	As verified in the Accounts, the Company does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

8.1.4	The Seller lawfully owns and has good title to all of the outstanding equity or other securities of the Company.

8.2	Corporate Authorisation and Non-Contravention

8.2.1	The Transaction Documents and the performance by each of the Seller and the Company of its obligations pursuant to the Transaction Documents have been duly authorised by all necessary corporate action on the part of the Seller and the Company, as applicable, and the Transaction Documents will, when executed and delivered, constitute valid and binding obligations of the Seller and the Company in accordance with their respective terms.

8.2.2	The execution and performance by each of the Company and the Seller of the Transaction Documents does not and will not:

(a)	result in a breach of any provision of the memorandum or articles of association or any provision of any other constitutional document of the Company or the Seller;

(b)	result in any breach of any resolution adopted by the shareholders or board of directors of the Company or the Seller;

(c)	require any consent by the shareholders of the Company or the Seller, or any class of them, as applicable, which has not been unconditionally and irrevocably obtained; or

(d)	result in a breach of any applicable Law or of any agreement to which either the Company or the Seller is a party or by which either the Company or the Seller is bound.

8.3	Purchased Assets; Ownership and Sufficiency

8.3.1	The Seller lawfully owns and has good and marketable title or right, as the case may be, to the Danish Assets, free and clear of all Encumbrances, and there exists no agreement to create any Encumbrance over any of the Danish Assets. The Buyer will through this Agreement acquire good and marketable title or right to the Danish Assets free of any and all Encumbrances.

8.3.2	The Company lawfully owns and has good and marketable title or right, as the case may be, to the Swedish Assets, free and clear of all Encumbrances, and there exists no agreement to create any Encumbrance over any of the Swedish Assets. With respect to any Swedish Assets that are leased, if any, the Company holds a valid and subsisting leasehold interest therein, free and clear of all Encumbrances, is in compliance, in all material respects, with the terms of the applicable lease, and enjoys peaceful and undisturbed possession under such lease in accordance with its terms. The Buyer will through this Agreement acquire good and marketable title or right to the Swedish Assets free of any and all Encumbrances.

8.3.3	All of the Purchased Assets are in good operating condition, ordinary wear and tear excepted, and fully maintained and serviced on a timely basis.

8.3.4	The Purchased Assets are adequate and sufficient to conduct the Business immediately following the Closing in a manner consistent in all material respects with the manner in which the Business was conducted in the ordinary course prior to the Closing Date and to comply with any obligations of the Buyer following the Closing with respect to the Business, and except as provided in this Agreement, no additional transactions, Contracts or agreements are necessary to transfer the Purchased Assets to the Buyer.

8.3.5	The transfer of the Assumed Liabilities shall not (a) constitute a default under, (b) result in the violation of or (c) give any third party the right to materially modify or accelerate any obligation under any of the Material Agreements underlying the Assumed Liabilities in a manner that may reasonably be expected to result in a Material Adverse Effect.

8.4	Operational Permits

Section 8.4 of the Disclosure Letter sets forth a complete list of all material licenses, consents, permits and authorisations necessary for the Company or the Seller to carry on the Transferred Business in the places and in the manner in which the Business is now conducted (the “Key Permits”), including any such consents, permits and authorisations required by any Governmental Authority. All material permits and licenses required for the operation of the Business, including the Key Permits, exist and are kept in accordance with applicable Laws and in an organized fashion and are true, accurate, up-to-date and complete, and all registrations and applications relating thereto have been fulfilled, and all applicable fees have been paid. No notice or allegation that any of the documentation mentioned in this Section is incorrect or should be rectified has been received, and to the Knowledge of the Seller and the Company, there are no pending actions or other proceedings which seek the revocation thereof.

8.5	Accounts

8.5.1	The Accounts, true and complete copies of which are attached hereto as Appendix 8.5.1, give a fair view of the financial position and results of the operations of the Company in all material respects as of the Accounts Date.

8.5.2	The Pro Forma Balance Sheet is a true and correct balance sheet of the Business as of 30 September 2011 and has been prepared in accordance with the Seller’s and the Company’s Accounting Principles and normal month end closing procedures for the Seller’s Group and for the special purpose of the transactions contemplated by this Agreement.

8.5.3	The Pro Forma Balance Sheet does not, as of the date thereof, include any asset or omit to state any Liability or other fact, the inclusion of or omission of which renders the Pro Forma Balance Sheet, in the light of the circumstances under which it was made, misleading in any material respect.

8.5.4	The Seller and the Company have prepared and delivered a copy of the Latest Estimate, which is based on reasonable assumptions known to the Seller and the Company at the time thereof and, in light of these circumstances in which it was prepared, the Latest Estimate does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the Latest Estimate not misleading. Neither the Seller nor the Company have taken or failed to take any action that would cause any material changes or deviations in the Latest Estimate.

8.5.5	Except for (a) those Liabilities that are reflected or reserved for in the Pro Forma Balance Sheet, (b) Liabilities and obligations incurred pursuant to this Agreement (c) Liabilities incurred by the Company with respect to the Business since 30 September 2011 in the ordinary course of business and (d) Liabilities which have not been and would not reasonably be expected to be material to the Business, the Company does not have, and since 30 September 2011, have not incurred, any material Liabilities with respect to the Business.

8.6	Accounts Receivable; Accounts Payable

8.6.1	All Accounts Receivable have arisen from bona fide transactions in the ordinary course of business with any provisions for bad debts, to the extent that any such bad debts exist, made in the Accounts in accordance with the Accounting Principles and in the Pro Forma Balance Sheet in accordance with the Accounting Principles. To the best of the Seller’s and the Company’s Knowledge, none of the Accounts Receivable (i) are subject to any setoffs or counterclaims or (ii) represent obligations for goods sold on consignment, on approval or on sale-or-return basis or subject to any other repurchase or return arrangement.

8.6.2	All accounts payable included in the Assumed Liabilities are the result of bona fide transactions in the ordinary course of business.

8.7	Material Agreements

8.7.1	Section 8.7.1 of the Disclosure Letter sets forth all (a) Assigned Contracts that are material to the Business and (b) Contracts that relate to any management contract or any compensatory plan, contract or arrangement (whether or not in writing) related to the Business (collectively, the “Material Agreements”). Full and up-to-date copies of the Material Agreements have been delivered to the Buyer and the Parent prior to the Closing.

8.7.2	Each of the Material Agreements is in full force and effect and is a valid, enforceable and binding obligation of the Company or the Seller, as applicable, and, to the Knowledge of the Company and the Seller each other party thereto, enforceable against each such party thereto in accordance with its terms. None of the Company, the Seller or, to their Knowledge, any counterparties to any Material Agreement (a) is or has been in material breach, anticipated breach or default under any Material Agreement or (b) has failed to perform, in any material respects, any obligations under such Material Agreement, and, to the Seller’s and the Company’s Knowledge, no event has occurred which (whether with or without notice, lapse of time, or both) would constitute such a material breach or default under any Material Agreement by the Company or Seller, as the case may be, or any counterparty.

8.7.3	The Company or the Seller, as applicable, has not received or given notice of termination of any Material Agreement

8.8	Compliance with Law

8.8.1	Each of the Company and the Seller, with respect to the Business, (a) complies with and has at all times complied with and (b) conducts and has at all times conducted the Business in accordance with applicable Laws and regulations.

8.8.2	Each of the Company and the Seller, with respect to the Business, has not received any notice of (a) any controversy or investigation with respect to the

Business by any Governmental Authority or any other Person or entity relating, inter alia, to any violation or possible violation of applicable Laws (and to the Knowledge of the Company and the Seller, no such controversy or investigation is pending, threatened or expected); (b) any injunctions, cautions or remarks by any Governmental Authority towards the Business (and to the Knowledge of the Company and the Seller, no such injunctions, cautions or remarks are pending, threatened or expected), and (c) any outstanding Orders, decrees or judgments in respect of the Business (and to the Knowledge of the Company and the Seller, no such Orders, decrees or judgments are pending, threatened or expected).

8.8.3	To the Knowledge of the Company and the Seller, no material circumstances have occurred which imply any limitation or restriction in the conduct of the present activities of the Business as presently conducted in all material respects.

8.8.4	Neither the Seller nor the Company has ever been subject to any liquidation or bankruptcy proceedings.

8.9	Litigation and Claims

8.9.1	There are no material claims, actions, suits, investigations or inquiries, or administrative, arbitration or other legal proceedings pending or, to the Knowledge of the Company and the Seller, threatened in writing against the Business, or in which the Business is otherwise involved, before any court, arbitral tribunal or administrative board, agency or commission which involve a claim by any Governmental Authority, any fiscal, regulatory or other body or by a third party against the Business.

8.9.2	Neither the Seller nor the Company has received any claims or complaints regarding any wrongdoings relating to the Business and, to the best of the Seller’s and the Company’s Knowledge, no grounds exist for such claims or complaints.

8.9.3	No investigation or enquiry is being or has been conducted by any governmental, fiscal, regulatory or other body in respect of the Business, and no such investigation is pending, threatened or expected.

8.10	Information

All original copies and other relevant documentation relating to the Transferred Business, and other information which is material in relation to the Business, including historical records, are true, accurate and complete in all respects and kept in good order and will be delivered to the Buyer on the Closing Date as set forth in Section 3.1.1(r).

8.11	Absence of Certain Changes or Events

During the period between the date of the Pro Forma Balance Sheet and the Closing Date;

(a)	the Business has been and will be carried on in the ordinary and usual course except for the reorganization which is described in Section 8.11(a) of the Disclosure Letter (the “Reorganisation”);

(b)	the Seller and the Company have not sold, pledged or otherwise encumbered, and will not sell, pledge or otherwise encumber any material asset with respect to the Business, other than in the normal course of business;

(c)	no changes to the Accounting Principles have been made;

(d)	the Seller (to the extent related to the Business) and the Company have not borrowed, and will not borrow, any additional funds from banks or other external sources, except as disclosed in the Disclosure Letter; and

(e)	the Seller and the Company have not taken or failed to take any actions that would materially change the Latest Estimate or render it materially incorrect.

8.12	Insurance

Section 8.12 of the Disclosure Letter sets forth a true and complete list of all material insurance policies of the Business and all such policies are in full force and effect until the Closing Date.

8.13	Environmental Matters

For the purpose of this Section 8.13, the definition “Company” means the Company and any legal entity which has been merged into the Company.

8.13.1	The Company fully complies and has fully complied with the Environmental Laws.

8.13.2	The Company, as applicable, holds and has held all Key Permits required under Environmental Laws (“Environmental Permits”). However, the Buyer is fully aware of the application process that has been initiated for the permit described in the Disclosure Letter. The Company fully complies, and has fully complied, with such permits and none of them will expire or be revoked as a result of the transactions contemplated by this Agreement.

8.13.3	The Company has not received any notice or other communication indicating that the Environmental Permits held by the Company may be revoked, modified, expire prematurely or not be renewed or be renewed only on conditions less favorable than current conditions. Further, there are no circumstances or facts that could result in such revocation, modification, premature expiry or non-renewal.

8.13.4	The Company has not received any notice or other communication indicating that the Company may be, or may have been in violation of, or may have any Liability under, any Environmental Laws or Key Permits.

8.13.5	The Company is not, and may not become, liable in relation to any release, contamination or disposal of Hazardous Substances that has occurred prior to the Closing Date.

8.14	Leased Premises

8.14.1	Section 8.14.1 of the Disclosure Letter sets forth a complete list, as of the Signing Date, of agreements for the leased real property of the Business (the “Real Property Leases”), identifying all agreements related to the Business under which the Company is a lessee, sub-lessee, tenant, licensee or assignee of any real property owned by any third Person. Each of the Real Property Leases is in full force and effect and is a valid, enforceable and binding obligation of the Company, and, to the Knowledge of the Company, each other party thereto, enforceable against each such party thereto in accordance with its terms.

8.14.2	No property related to the Business is leased or subleased by the Company to a third party.

8.15	Intellectual Property Rights

8.15.1	Section 8.15.1 of the Disclosure Letter sets forth a true and complete list of (a) all patent registrations and patent applications, trademarks, trademark registrations, trademark applications, designs, design registrations, design applications and domain names included in the Intellectual Property Rights owned by the Seller or the Company, as applicable, as part of the Business and (b) all license agreements for Intellectual Property Rights licensed by the Seller and/or the Company, as applicable, as part of the Business, except any administrative and IT system licenses for standard software licensed by the Company or Seller. The Intellectual Property Rights set forth on Section 8.15.1 of the Disclosure Letter are sufficient to conduct the Business as currently conducted.

8.15.2	The Seller and/or the Company, as the case may be, owns or has been granted rights to use such Intellectual Property Rights that are material to the conduct of the Business as conducted by the Seller or the Company as applicable, prior to the Signing Date and as currently conducted.

8.15.3	The Seller and/or the Company, as the case may be, has all rights whether by ownership or under valid and enforceable licenses on market terms to all software used in the conduct of the Business (“Software”).

8.15.4

No action before a Governmental Authority is pending against the Company or the Seller with respect to the Business (i) challenging the ownership, enforceability, validity or use by the Company or the Seller, as applicable, of any

Intellectual Property Rights, or (ii) alleging the Company, the Seller or any Software or any product thereof or the use thereof is violating, misappropriating or infringing the Intellectual Property Rights of any third party individual or entity. Neither the Seller nor the Company has received any notification that a license under any third party individual’s or entity’s Intellectual Property Rights that is not included in the Purchased Assets may be required to conduct the Business.

8.15.5	To the Knowledge of the Company and the Seller, no Person is violating, misappropriating or infringing any material Intellectual Property Rights or Software related to the Business.

8.16	Employment and Pension Agreements and Labour Matters

8.16.1	Section 8.16.1 of the Disclosure Letter sets forth a true and complete list of all of the Employees describing for each such employee the position, date of hire, base salary (whether paid on a salary, hourly or commission basis), pension entitlements, periods of notice, average scheduled hours per week, bonus potential, severance payment potential, equity compensation, accrued vacation time and the total amount of bonus, severance and other amounts or equity to be paid to any specific Employee as a consequence of the Closing or otherwise in connection with the transactions contemplated hereby.

8.16.2	Section 8.16.2 of the Disclosure Letter sets forth a true and complete list of any collective bargaining agreements, union contracts, and similar agreements currently in effect to which the Company or any Employee is party or otherwise bound.

8.16.3	The Company has never violated any Law or agreement relating to labour or employment in any jurisdiction.

8.16.4	The Company is not involved in any litigation, arbitration or any other proceedings in relation to present or former employees, and there is no dispute between the Company and any current or former employee or trade union (whether local, regional or national), pending or threatened. There are no pending or threatened investigations, actions, claims or charges against the Company from the Equality Ombudsman (Sw. Diskrimineringsombudsmannen), the Swedish Work Environment Authority (Sw. Arbetsmiljöverket) or the Labour Inspectorate (Sw. Yrkesinspektionen) or any other Governmental Authority.

8.16.5	Other than the Employees, there are no employees or consultants related to the Business

8.17	Taxes

8.17.1	All Taxes with respect to the Business relating to the period up to and including the Accounts Date have been fully paid or adequate reserves have been set up for the same and are reflected in the Accounts. All Taxes with respect to the Business relating to the period from the Accounts Date until the Closing Date which have become due and payable, shall be withheld or collected, will be firmly paid, withheld or collected, as required under applicable Laws. No deficiency in payment of Tax with respect to the Business in respect of the period up to and including the Closing Date has been, is or will be claimed or made by any Governmental Authority, including any Tax authority, for any year or part of a year in respect of the Company or the Seller, as applicable.

8.17.2	There are no Tax audits pending with respect to the Business.

8.18	No Brokers or Finders

Except for Piper Jaffray Ltd., no Person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon the Company or the Seller for any commission, fee or other compensation as a finder or broker because of any act or omission by the Company, the Seller or any of their respective Affiliates.

8.19	Full Disclosure

Each of the Company and the Seller has provided the Buyer with all information requested by the Buyer in connection with its decision to purchase the Transferred Business. To the Seller’s and the Company’s Knowledge, neither this Agreement, including the appendices and exhibits hereto, nor any other document delivered by the Seller or the Company to the Buyer or its attorneys or agents in connection herewith or therewith or with the transactions contemplated hereby or thereby, contain any untrue statement of a material fact nor, to the Seller’s and the Company’s Knowledge, omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.

9.	Warranties of the Buyer and the Parent

Each of the Parent and the Buyer makes the following warranties to the Seller, all of which are made as of the Signing Date and the Closing Date:

9.1	Corporate Existence and Power

9.1.1	Each of the Parent and the Buyer is (a) duly incorporated, validly existing and in good standing under the Laws of the jurisdiction in which it was incorporated, (b) duly qualified in each jurisdiction as required by Law to conduct business as conducted as at the Signing Date and (c) has the requisite power and authority to enter into and the funds necessary to perform the Transaction Documents.

9.1.2

Neither the Parent nor the Buyer has filed (or has had filed against it) any petition for its winding up, is insolvent within the meaning of applicable Laws, rules or regulations or similar requirements, and has made any assignment in favour of its creditors or any class of them, nor has any petition for receivership or any administration order been presented in respect of the Parent or the Buyer. Neither the Parent nor the Buyer has initiated any proceedings for a compromise or arrangement with its creditors or for its dissolution, liquidation or reorganisation or its winding-up or cessation of the business. No receiver or administrative receiver or liquidator has been appointed in respect of the Parent or the Buyer or any of its or their material assets and no execution have been levied upon any of its or their material assets.

9.2	Corporate Authorisation and Non-Contravention

9.2.1	The Transaction Documents and the performance by the Parent and the Buyer of each of their respective obligations under them, have been duly authorised by all necessary corporate action on the part of the Parent and the Buyer, and the Transaction Documents, will, when executed, constitute valid and binding obligations of the Parent and the Buyer in accordance with their respective terms.

9.2.2	The execution and performance by each of the Parent and the Buyer of Transaction Documents do not and will not:

(a)	result in a breach of any provision of its certificate of incorporation, bylaws, memorandum or articles of association, as applicable, or any provision of any other constitutional document of the Parent or the Buyer;

(b)	result in any breach of any resolution adopted by the shareholders or board of directors of the Parent or the Buyer;

(c)	require any consent by the shareholders of the Parent or the Buyer, or any class of them, which has not been unconditionally and irrevocably obtained; or

(d)	result in a breach of any applicable Law or of any agreement to which the Parent or the Buyer is a party or by which the Parent or the Buyer is bound.

9.3	Litigation

There are no material claims, actions, suits or, investigations or inquiries pending against the Parent or the Buyer in which the Parent or the Buyer is otherwise involved, before any court, arbitral tribunal or administrative board, agency or commission which involve a claim by any Governmental Authority, any fiscal, regulatory or other body or by a third party against the Parent or the Buyer.

9.4	No Brokers or Finders

Except for Stifel, Nicolaus & Company, Incorporated, no Person has or will have as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon the Parent or the Buyer for any commission, fee, or other compensation as a finder or broker because of any act or omission by the Parent or the Buyer or any of their Affiliates.

9.5	Authority Consents

Neither the Parent nor the Buyer is required to make any filing with, give any notice to, or obtain any consent from any authority in connection with the execution of this Agreement or the completion of the transaction contemplated by this Agreement, except for any filings with the U.S. Securities and Exchange Commission and the NASDAQ Stock Market LLC. The Buyer agrees that all such necessary filings or clearances are the responsibility of the Buyer and all costs incurred in relation thereto shall be borne by the Buyer.

9.6	Parent undertaking

The Parent has on the Signing Date, and prior to the Closing Date will transfer to the Buyer, the necessary financing for the acquisition of the Transferred Business. The Parent hereby undertakes to be liable as for its own debt (Sw. såsom för egen skuld) for the proper fulfilment of all obligations and liabilities of the Buyer as set out in this Agreement. Furthermore, the Parent shall take all necessary steps and actions in order to facilitate that all closing conditions are obtained and shall use its best endeavours to make sure that Closing takes place as agreed.

10.	Breach and Indemnification

10.1	Purchase Price Reduction and Indemnification

Subject to Section 10.2, the Parent and the Buyer shall, as their sole and exclusive remedy, be entitled to a reduction or repayment of a portion of the Purchase Price with an amount corresponding to the Loss EUR by EUR (Sw. EURO för EURO) in respect of any Losses incurred by the Buyer or the Parent based upon, arising, directly or indirectly, out of or otherwise in respect of: (a) any inaccuracy of any Warranty or in any schedule or certificate required to be delivered by the Seller or the Company under this Agreement, (b) any breach of or non-fulfilment of any covenant or agreement set forth herein by the Seller or the Company or (c) any Excluded Liability. The Seller and the Company shall be jointly and severally liable for any Loss claimed by the Buyer or the Parent pursuant to this Section 10.

10.2	Limitation of Liability

Except as provided in Section 10.2, the Seller’s and the Company’s liability in respect of any breach of any of the Warranties, covenants or agreements made or to be performed by the Seller or the Company pursuant to this Agreement is subject to the following limitations:

10.2.1	The Buyer and the Parent shall not be entitled to a reduction of the Purchase Price unless the aggregated amount of all Losses, subject to any restrictions made under this Section 10, exceeds EUR 135,000 in the aggregate, after which the total amount of Losses from the first EUR shall be payable. For the purposes hereof no individual Loss, which is less than EUR 13,500 shall be taken into account.

10.2.2	The aggregate of the liability of the Seller or the Company, as the case may be, to the Buyer and the Parent for all Losses in respect of all Claims shall in no event exceed EUR 2,700,000.

10.2.3	No Claim shall entitle the Buyer or the Parent to a reduction of the Purchase Price unless notice in writing of any such Claim, accompanied by reasonable particulars thereof specifying the nature of the Claim and, so far as practicable, the amount of the Claim, has been given to the Seller or the Company, and in any event no later than eighteen (18) months after the Closing Date. Any such Claim which may be made, which has not been previously satisfied, settled or withdrawn, shall be deemed to have been withdrawn six (6) months subsequent to the Claim having been made, unless the Buyer or the Parent has referred the determination of the Claim to arbitration pursuant to Section 20.2-20.4 or commenced legal proceedings in respect thereof against the Seller. The Warranties contained in this Agreement or in any schedule or certificate required to be delivered pursuant to this Agreement shall bind the Parties’ successors and assigns, whether so expressed or not, and, except as otherwise provided in this Agreement, all such Warranties, agreements and covenants and obligations shall inure to the benefit of the Parties and their respective successors and assigns. Each of the Warranties shall be construed as a separate representation or warranty and shall not be limited or restricted by reference to or inference from the terms of any other Warranty.

10.2.4	Notwithstanding Section 10.2.3, the liability of the Seller or the Company with regards to any breach of Warranty in relation to Environmental Matters (Section 8.13) shall remain valid for a period of 10 years following Closing and shall not be subject to the limitations in Sections 10.2.1 and 10.2.2.

10.2.5	The limitations of indemnification set forth in Sections 10.2.1, 10.2.2 and 10.2.3 shall not apply to Losses in connection with (i) any breach of Warranty in relation to Section 8.1 (Corporate Existence and Power), Section 8.2 (Corporate Authorisation and Non-Contravention), Sections 8.3.4 (Sufficiency of Assets) and Section 8.18 (No Brokers or Finders), (ii) any breach or non-fulfillment of any covenant of the Seller or the Company, (iii) the Excluded Liabilities and (iv) any fraud, intentional misrepresentation or a deliberate or wilful breach.

10.2.6	For purposes of calculating Losses hereunder, any materiality or Material Adverse Effect qualifications (or similar qualification) in the Warranties, covenants and agreements contained herein and in any certificates, schedules or appendices referenced herein, as applicable, shall be disregarded.

10.2.7	For the purposes of this Agreement, a liability, which is contingent, shall not constitute a Loss unless and until such contingent liability becomes an actual liability and is due and payable.

10.2.8	If any Loss or cost referred to in Section 10.1 hereof is a Tax deductible item, or relates to an untaxed reserve, the recoverable Loss or cost shall be reduced by the actual Tax benefit realized by the Buyer or the Parent.

10.2.9	No liability shall arise if and to the extent that any Claim:

(a)	is based on facts or circumstances which are set forth on the Disclosure Letter;

(b)	a specific provision or allowance for the matter of the Loss has been made in the Closing Accounts, or the same is otherwise taken account of or reflected in the Closing Accounts;

(c)	occurs as a result of the passing of any legislation not in force at the Signing Date, or which takes effect retroactively, or occurs as a result of any increase in the Tax rate in force on the Signing Date or any change in the generally established practise of the relevant Tax authorities; or

(d)	is actually recovered by the Buyer or the Parent under a policy of insurance.

10.2.10	The limitations in the Seller’s and the Company’s liability provided for in this Section 10.2 shall be exclusive and neither the Company’s nor the Seller’s liability shall be limited by any limitations provided under the Swedish Sale of Goods Act (Sw. Köplagen) or under any other statute, law or legal principle.

10.3	Third Party Claims and Recovery

10.3.1	In case a Third Party Claim arises that would lead to a Loss for which the Seller or the Company is liable for indemnification under Section 10.1:

10.3.1.1

The Buyer or the Parent shall promptly, but in no event later than twenty (20) Business Days after the Buyer or the Parent becomes aware of the Third Party Claim, give notice thereof to the Seller or the Company, as applicable; provided that the failure of the Buyer or the Parent to give notice of any Third Party Claim shall not release, waive or otherwise affect the Seller’s or the Company’s obligations, as applicable, with respect thereto except to the extent that the Seller or the Company, as applicable can demonstrate actual loss and prejudice as a result of such failure. The Seller and the Company shall have the right upon written notice to the Parent or the Buyer within ten (10) Business Days after the Seller’s or Company’s receipt of notice of such Claim, to conduct at its expense the defence against such claim in its own name, or if necessary in the name of the Parent or the Buyer. If Seller or the Company, as applicable, elects to assume control, the Seller or the Company, as applicable, shall consult with the Parent and Buyer for the purpose of allowing the Parent and Buyer to participate in such defence at its own cost. If the Seller or the Company, as applicable, elects not to assume control, the Parent or the Buyer, as applicable, shall retain control of such Third Party Claim.

10.3.1.2	Neither the Buyer nor the Parent shall make any admission of liability or agree to settle or compromise any Claim with any Person, body or authority in relation thereto, without obtaining the prior written consent of the Seller or the Company, as applicable, which shall not be unreasonably withheld, conditioned or delayed.

10.3.1.3	If the Seller or the Company, as applicable, elects to assume control of the defence pursuant to Section 10.3.1.1, the Parent and the Buyer shall grant and give (a) all authorisations and all reasonable assistance necessary to enable the Seller or the Company, as applicable, to dispute and defend any such claim and properly to conduct any litigation resulting there from and (b) reasonable access to the personnel of the Parent and the Buyer, as the case may be, and to any relevant premises, accounts, documents and records within their respective possessions, in order to enable the Seller or the Company, as applicable, to examine the basis of any potential Third Party Claim.

10.3.2	If the Seller or the Company, as applicable, makes any payment to the Buyer or the Parent, as applicable, as a settlement of a Claim and the Buyer or the Parent has the right to recover from any third party any amount that has formed the basis of the Claim, the Buyer or the Parent, as applicable, shall promptly and upon written request from the Seller or the Company, as applicable, assign that right to the Seller or the Company, as applicable.

11.	Covenants of the Seller and the Company

11.1	Pre-Closing Conduct of the Transferred Business and the Company

Except as contemplated by this Agreement or as otherwise consented to in writing by the Buyer, from Signing Date through the Closing:

11.1.1	The Seller and the Company shall:

(a)	conduct the Business only in the ordinary course of business and consistent with the Latest Estimate; and

(b)	use their best efforts to (i) preserve the present business operations, organisation (including officers and employees) and goodwill of the Business, (ii) preserve the present relationships with all Persons having business dealings with the Business (including customers and suppliers) and (iii) diligently and promptly pursue all consents, approvals and clearances necessary to satisfy the Closing Conditions set forth in Section 6.

11.1.2	Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or with the prior written consent of the Parent, the

Seller and the Company shall not (i) take any of the actions set forth in Section 8.11 or (ii) increase the compensation arrangements described in Section 8.16.1 of the Disclosure Letter with any Employee.

11.2	Access to Information; Cooperation

From the Signing Date until the Closing, upon reasonable notice, the Seller and the Company shall and shall cause each of the Seller’s and the Company’s respective officers, directors, employees, agents, representatives, accountants and counsel to, afford the officers, employees and authorized agents, representatives, accountants, counsel and any financing sources of the Parent and the Buyer reasonable access, during normal business hours upon reasonable notice, to the offices, properties, plants, other facilities, books and records of or relating to the Business and to those officers, employees, agents, representatives, accountants and counsel of the Seller and the Company who have knowledge relating to the Business; provided, however, that the Parent and the Buyer and each of their respective officers, employees and authorized agents, representatives, accountants, counsel and financing sources shall not unreasonably interfere with the business and operations of the Company or the Seller.

11.3	Competition Authority Matters

11.3.1	The Parties have agreed that the transactions consummated by this Agreement do not require any filing or approval by any competition authorities before Closing. However, should any filing or approval be required the Parties shall use their best efforts to co-operate in order to fulfill any such requirements.

11.3.2	In order to comply with any investigation or inquiry by any Governmental Authority having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable antitrust, monopolization or business competition matters, the Buyer and the Seller shall (a) make any filings required of them or any of their respective Affiliates under any applicable Law as promptly as practicable following the date hereof; (b) comply at the earliest reasonable practicable date with any request for additional information, documents, or other materials received by them or any of their Affiliates from or by any relevant Governmental Authority in respect of such filings or such transactions; and (c) cooperate with the other in connection with any such filings (including, to the extent permitted by applicable Law, providing copies of all such documents to the other prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry by any Governmental Authority under any applicable Law with respect to any such filing or such transaction.

11.3.3

Each of the Buyer and the Seller shall promptly inform the other of any oral communication, and provide copies of written communications, with any Governmental Authority regarding any such filings made pursuant to Section 11.3.1 or the transactions contemplated by this Agreement, and not participate in any substantive meeting or discussion with any Governmental Authority in respect of any such filings, investigation or inquiry concerning such transactions unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate thereat.

11.3.4	The Buyer and the Parent shall use their best commercial efforts to comply with the matters covered in this Section 11.3 in order to ensure a proper and swift process to enable Closing including undertaking reasonable actions and financial undertakings in order to affect the transactions consummated by this Agreement. Notwithstanding anything to the contrary in this Agreement, neither the Parent, the Buyer nor any of their Affiliates shall be required, in connection with the matters covered by this Section 11.3, prior to the Closing (a) to pay any material amounts (other than the payment of filing fees and expenses and fees of counsel), (b) to commence or defend any litigation, (c) to hold separate (including by trust or otherwise) or divest any of its respective businesses, product lines or assets (which for purposes of this sentence shall include material parts of the Transferred Business), (d) to agree to any limitation on the operation or conduct of its or any of its Affiliates’ respective businesses or (e) to waive any of the conditions set forth in Section 6 of this Agreement.

11.3.5	Notwithstanding anything to the contrary in this Agreement, following the Closing, neither the Seller nor the Company shall have any potential liability to the Buyer or the Parent, and no Buyer Indemnified Party shall have any right to make any Claim for any Loss under Section 10, arising in connection any investigation, inquiry or litigation initiated by, or temporary restraining order, preliminary or permanent injunction or other Order from, any Governmental Authority having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable antitrust, monopolization or business competition matters.

11.4	No Shop

11.4.1

Until the earlier of (a) the termination of this Agreement or (b) the consummation of the transactions contemplated herein, neither the Seller nor the Company will, and neither will permit any of its directors, officers, counsel, advisors or representatives or any of its subsidiaries to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material portion of the Transferred Business other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Transferred Business in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

11.4.2	The Seller and the Company shall, and shall cause their respective subsidiaries and representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Parent or the Buyer) conducted heretofore with respect to any of the foregoing.

11.4.3	The Seller and the Company shall notify the Parent promptly (but in no event later than twenty-four (24) hours) after receipt by the Seller, the Company or any of their respective Affiliates and subsidiaries or representatives of any proposal or offer from any Person other than the Buyer to effect an Acquisition Transaction or any request for non-public information relating to the Transferred Business or for access to the properties, books or records of the Company or the Seller with respect to the Transferred Business by and Person other than the Parent or the Buyer. Such notice shall indicate the identity of the Person or entity making the proposal or offer, or intending to make a proposal or offer or requesting non-public information or access to the books and records of the Company or any of its subsidiaries.

11.5	Non-Competition; Non-Solicitation

11.5.1	The Seller, the Seller Group and the Company shall not directly or indirectly pursue, carry out or participate in any activity which involves the development, manufacture, use, offer for sale, importation, sale or use of (a) recombinant transferrin or fragments, mutants and derivatives of recombinant transferrin within the fields of Industrial Cell Culture or Stem and Therapeutic Cell Culture and/or In Vitro Fertilisation, however, specifically excluding products for drug delivery, targeting, conjugation, fusion, association, half-life extension, nanoparticles, diagnostics and imaging, (b) LongR3®IGF-1, Long®EGF, Long®TGF-a and (c) Affinity Ligands. This undertaking shall apply from Closing Date and for five (5) years. Notwithstanding the foregoing, neither the existing rights to sell Bioreagents (as defined in the CRC Agreements) for public and private research purposes granted under the Sale, Purchase & License Agreement dated 24 November 2010 between the Seller and Novozymes Biopharma AU Ltd. on the one side, and GroPep Bioreagents Pty. Ltd. on the other side, nor the existing contractual relationship with BioRexis Pharmaceutical Corporation under the License Agreement between the Seller and BioRexis Pharmaceutical Corporation, dated 3 February 2003, nor the Seller’s performance of its obligations thereunder, shall constitute a breach of this undertaking and covenant.

11.5.2

For a period of three (3) years from and after the Closing Date the Seller, the Seller Group and the Company shall not, and shall cause their respective directors, officers, employees and Affiliates not to, directly or indirectly cause, solicit, induce or encourage any Employees to leave the Buyer’s employment or hire, employ or otherwise engage any such individual without the prior written consent of the Buyer unless the Buyer has terminated such employment; provided, however, that the foregoing shall not limit any recruitment rendered through generally published recruitment advertisement as long as such recruitment is not targeted at employees of the Transferred Business (wherever operated by the Buyer or the Parent).

11.5.3	The Parties hereto agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section is unreasonable, arbitrary or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable Party.

11.6	Employees

11.6.1	The Parties are aware that all of the employment agreements between the respective Employee and the Company will be transferred to the Buyer on the same terms and conditions as regulated in Section 6b of the Employment Protection Act.

11.6.2	The Seller and the Company have fulfilled, and covenant that they will continue to fulfil up and until the Closing Date, all their information, consultation and other obligations under the Swedish Co-Determination in the Workplace Act (SFS 1976:580) and other applicable Laws, regulations and agreements relating to the Employees and the trade unions. The Seller and the Company further covenant to use all other reasonable efforts to maintain good relations with the relevant trade unions in the period up and until the Closing Date and to keep the Buyer informed of any correspondence from and to and all other interactions with the relevant trade unions.

11.6.3

Except for the “Employee Liabilities” on the Closing Accounts assumed by the Buyer, all salaries and other costs relating to the employments, including holiday pay, Taxes, employer’s fees and pension benefits and other emoluments relating to the Employees during the period up to the Closing Date shall be paid by the Company when due. As from the Closing Date, all salaries and other costs relating to the employment, including holiday pay, Taxes, employer’s fees and pension benefits and other emoluments relating to the Employees whose employment is transferred to the Buyer and that relate to the time after the Closing Date or are included within the amounts listed under the heading “Employee liabilities” on the Closing Accounts, shall be paid by the Buyer. The Company shall retain those of the Employees, that choose not to transfer their employment to the Buyer (the “Non-continuing Employees”), however the Buyer shall assume any and all Liabilities, including salary in the notice period in respect of the Non-continuing Employees. The Company shall use its best endeavours to direct the Non-continuing Employees to provide their services to the Buyer within their notice periods without charge to Buyer to the extent this kind of arrangement is upheld by Law or Governmental Authority.

11.7	Insurance

The Seller and the Company undertake to keep in force its existing insurance policies, as listed in Section 11.7 of the Disclosure Letter, in respect of the Danish Assets and the Swedish Assets until the Closing Date.

11.8	Informational Technology (IT) and Financial Systems

The Seller and the Company undertake to use their best commercial endeavors to enable the Buyer for the period between the Signing Date and the Closing Date to have reasonable access to the Informational Technology (IT) systems and financial systems used in the Business in order for the Business to work on a standalone basis in a commercially reasonable manner as of the Closing.

11.9	Confidentiality

Each Party undertakes not to use or disclose the existence of this Agreement, any financial information, trade secrets, customer lists or other information which it may from time to time receive or obtain (orally or in writing or in disc or electronic form) as a result of entering into or performing its obligations pursuant to this Agreement or otherwise, relating to any of the Parties which is not in the public domain unless (i) required to do so by law or pursuant to any Order of court or other competent authority or tribunal, (ii) required to do so by any applicable stock exchange regulations or the regulations of any other recognised market place, (iii) such disclosure has been consented to by the other Party in writing (such consent not to be unreasonably withheld), or (iv) the information is disclosed to its professional advisers who are bound to such Party by a duty of confidentiality which applies to any information disclosed. If a Party becomes required, in circumstances contemplated by clause (i) to disclose any information, the disclosing Party shall use its reasonable endeavours to consult with the other Party prior to any such disclosure.

11.10	Further Assurances

The Seller and the Company shall execute and deliver such further instruments of conveyance and transfer and take such additional action as Buyer may reasonably request to effect, consummate, confirm or evidence the transfer to Buyer of the Transferred Business and any other transactions contemplated hereby.

12.	Termination

12.1	The Parties may terminate this Agreement prior to the Closing as follows:

12.1.1	The Parties may terminate this Agreement by mutual written consent.

12.1.2	The Parent and the Buyer may terminate this Agreement (provided that neither the Parent nor the Buyer is in material breach of this Agreement) by giving written notice to the Seller and the Company in the event the Seller or the Company is in material breach of any warranty, obligation, covenant or agreement contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the Closing Conditions set forth in Sections 6.2.1 and 6.2.2 not to be satisfied and (ii) is not cured within twenty (20) days following delivery by the Parent or the Buyer to the Seller and the Company of written notice of such breach.

12.1.3	The Seller and the Company may terminate this Agreement (provided that neither the Seller nor the Company is in material breach of this Agreement) by giving written notice to the Parent and the Buyer in the event the Parent or the Buyer is in material breach of any warranty, obligation, covenant or agreement contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the Closing Conditions set forth in Sections 6.3.1 or 6.3.2 not to be satisfied and (ii) is not cured within twenty (20) days following delivery by the Seller or the Company to the Parent and the Buyer of written notice of such breach.

12.1.4	In the event that the Closing Conditions, have not been fulfilled on or before 30 April 2012, each of the Seller or the Company, the Parent or the Buyer shall be entitled, in their sole discretion, to terminate this Agreement forthwith in writing; provided that the Seller or the Company may not terminate this Agreement pursuant to this Section 12.1.4 if the failure to satisfy the Closing Conditions resulted from the breach of this Agreement by or on behalf of the Seller or the Company and the Parent and the Buyer may not terminate this Agreement pursuant to this Section 12.1.4 if the failure to satisfy the Closing Conditions resulted from the breach of this Agreement by or on behalf of the Parent or the Buyer.

12.2	If either the Buyer and the Parent, on the one hand, and the Seller or the Company, on the other hand, terminate this Agreement pursuant to Section 12.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to the other Parties (except for any liability of a Party for breaches of this Agreement), provided that the provisions set forth in Sections 11.9, 13, 14, 15, 17 and 20 shall survive any such termination.

13.	Announcements

On the date this Agreement is executed (or if executed after the close of business, no later than the opening of the NASDAQ Global Market on the next day), the Seller and the Parent shall each issue a press release with respect to the execution hereof and the transactions contemplated hereby in such form as shall be mutually agreed upon by the Seller and the Parent. All other press releases or public announcements by the Parties with regard to this Agreement or the transactions contemplated by it shall be mutually approved by the Parties in advance of such release or announcement. Any Party shall, however, not be prevented from disclosing such information which is required under applicable Law or under any applicable stock exchange regulations or the regulations of any other recognised market place.

14.	Costs

Each Party shall pay its own costs and expenses in connection with the preparation of and the completion of the transactions contemplated by, or otherwise incurred in the performance of such Party’s obligations or exercise of its rights under, this Agreement, including but not limited to all fees and expenses of its own representatives, agents, brokers, legal and financial advisers and authorities.

15.	Entire Agreement

This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements (whether oral or written) relating to the subject matter hereof.

16.	Amendments and Waivers

16.1	This Agreement may only be amended by an instrument in writing duly executed by the Parties. No change, termination, modification or waiver of any provision, term or condition of this Agreement shall be binding on the Parties, unless it is made in writing and duly executed by the Parties.

16.2	In no event shall any delay, failure or omission of a Party in enforcing, exercising or pursuing any right, claim or remedy under this Agreement be deemed as a waiver thereof, unless such right, claim or remedy has been expressly waived in writing by such Party.

17.	Notices

17.1	All notices, requests, demands, approvals, waivers and other communications required or permitted under this Agreement must be in writing in the English language and shall be deemed to have been received by a Party when:

(a)	delivered by post, unless actually received earlier, on the third Business Day after posting, if posted within Sweden, or the fifth Business Day, if posted to or from a place outside Sweden;

(b)	delivered by hand, on the day of delivery;

(c)	delivered by fax, on the day of dispatch if supported by a written confirmation from the sender’s fax machine that the message has been properly transmitted;

(d)	If delivered by e-mail, including .PDFs, upon confirmation by the receiving Party.

All such notices and communications shall be addressed as set out below or to such other addresses as may be given by written notice in accordance with this Section.

If to the Seller (or to the Company pre-Closing):

Novozymes BioPharma DK A/S

Attention: Managing Director

KROGSHO JVEJ 36 2880

BAGSVERD GLADSAXE

DENMARK G7 00000

Fax No. + 45 4446 9999

With a copy (which shall not constitute notice) to:

Advokatfirman Vinge KB

Attention: Björn Mullaart

P.O. Box 4303

SE-203 13 Malmö

Sweden

Fax No. + 46 40 664 5501

If to the Parent or the Buyer (or to the Company post-Closing):

Repligen Corporation

41 Seyon Street Building 1 Suite 100

Waltham, Massachusetts 02453

United States

Attention: Walter C. Herlihy, President and Chief Executive Officer

Fax No. (781) 250-0115

With a copy (which shall not constitute notice) to:

Goodwin Procter LLP

53 State Street

Boston, Massachusetts 02109

United States

Attention: Lawrence S. Wittenberg, Esq.

Fax No. (617) 523-1231

and

Andulf Advokat AB

Kungsgatan 8

111 43 Stockholm

Attention: Martin Pilotti

Fax No. +46 (0)8 505 31 001

17.2	For the purposes of this Agreement, “writing” or “written” shall include faxes and PDFs but not e-mails (except for as explicitly expressed above).

18.	Assignments

18.1	The Seller or the Company may not assign, delegate, sub-contract, or otherwise transfer or pledge or grant any other security interest in or over any of its rights or obligations under this Agreement without the prior written consent of the other Parties, except that, following the Closing, the Seller may transfer or assign, in whole, its rights and obligations under this Agreement to an acquirer of the Seller or all or substantially all of the Seller’s assets, provided that the acquirer shall remain liable as for its own debt (Sw. såsom för egen skuld) for all obligations under this Agreement. Notwithstanding the foregoing, the Company shall have full freedom and shall not be restricted by any undertaking in this Agreement to enter into voluntary liquidation following Closing. In the event that the Company is dissolved as a consequence of a voluntary liquidation, the Seller shall assume all obligations and liabilities of the Company towards the Buyer.

18.2	Neither the Parent nor the Buyer may assign, delegate, sub-contract, or otherwise transfer or pledge or grant any other security interest in or over any of its rights or obligations under this Agreement without the prior written consent of the other Parties, except that the Buyer may transfer or assign, in whole or in part, its rights and/or obligations under this Agreement to any company or entity directly or indirectly controlling, controlled by or under common control with the Buyer and, following the Closing, the Buyer or the Parent may each transfer or assign, in whole, its rights and obligations under this Agreement to an acquirer of the Buyer, the Parent or all or substantially all of the Transferred Business, provided that the acquirer shall remain liable as for its own debt (Sw. såsom för egen skuld) for all obligations under this Agreement.

19.	Partial Invalidity

If any provision of this Agreement or the application of it shall be declared or deemed void, invalid or unenforceable in whole or in part for any reason, the remaining provisions of this Agreement shall continue in full force and effect. The Parties shall seek to amend such void, invalid or unenforceable provisions and thereby this Agreement in order to give effect to, so far as is possible, the spirit of this Agreement and to achieve the purposes intended by the Parties.

20.	Governing Law and Disputes

20.1	This Agreement shall be governed by and construed in accordance with the Laws of Sweden.

20.2	Any dispute, controversy or claim arising out of, or in connection with, this Agreement, or the breach, termination or invalidity of the Agreement, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.

20.3	The place of arbitration shall be Stockholm, Sweden. The language to be used in the arbitral proceedings shall be English. The arbitral tribunal shall be composed of three (3) arbitrators.

20.4	The Parties undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the written consent of the other Party. This notwithstanding, a Party shall not be prevented from disclosing such information in order to safeguard in the best possible way his rights vis-à-vis the other Party in connection with the dispute, or if the Party is obliged to so disclose pursuant to statute, regulation, a decision by an authority, a stock exchange or similar.

20.5	In case this Agreement or any part of it is assigned or transferred to a third party, such third party shall automatically be bound by the provisions of this arbitration clause.

This Agreement has been duly executed in four (4) original copies, of which each of the Parties has taken one (1) copy.

Lund, Sweden, October 27, 2011

SELLER:

Novozymes Biopharma DK A/S

By:	/s/ Thomas S. Batchelor

Name:	Thomas S. Batchelor
Title:	Director, M&A

By:	/s/ Niels Münter

Name:	Niels Münter
Title:	Legal Counsel

COMPANY:

Novozymes Biopharma Sweden AB

By:	/s/ Thomas S. Batchelor

Name:	Thomas S. Batchelor
Title:	Director, M&A

By:	/s/ Niels Münter

Name:	Niels Münter
Title:	Legal Counsel

BUYER:

Goldcup 7136 AB under name change to Repligen Sweden AB

By:	/s/ Walter C. Herlihy

Name:	Walter C. Herlihy
Title:	Chairman of the Board

Signature Page to the Asset Transfer Agreement

PARENT:

Repligen Corporation

By:	/s/ Walter C. Herlihy

Name:	Walter C. Herlihy
Title:	President and Chief Executive Officer

Signature Page to the Asset Transfer Agreement